Exhibit 99.1

ORLA MINING FILES UPDATED TECHNICAL REPORT ON CERRO QUEMA TO INCLUDE CABALLITO MINERAL RESOURCE

VANCOUVER, BC, Jan. 20, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that the Company has filed an updated technical report, prepared in accordance with the disclosure standards under National Instrument 43-101 ("NI 43-101") for its Cerro Quema project ("Cerro Quema") located in the Azuero Peninsula, Los Santos Province, Panama. The updated technical report now includes the independent mineral resource estimate for the Caballito copper-gold deposit, details of which were previously announced (see News Release dated December 6, 2021).

"We remain excited about the diversity of our growth options in Panama and are progressing on all fronts", said Jason Simpson, President and Chief Executive Officer of Orla Mining. "This includes the promising copper development opportunity, the robust oxide heap leach project, and a prospective exploration package."

The following tables present the mineral resource estimation for the Cerro Quema oxide project as well as the separate and additional Caballito deposit. The mineral resource on the Cerro Quema oxide project has been updated from the previously filed technical report dated September 7, 2021. In the previously filed technical report, the mixed category under the indicated and inferred resource for the Cerro Quema oxide project was misstated and has been corrected in the updated technical report. This correction does not have an impact on the previously disclosed mineral reserve estimate or the results of the pre-feasibility study on the Cerro Quema oxide project.

CABALLITO & CERRO QUEMA MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE OF NOVEMBER 2, 2021

Caballito Sulphides
Class	Tonnes	CuEq	Cu	Au	Ag	CuEq	Cu	Au	Ag
	(000s)	(%)	(%)	(g/t)	(g/t)	(Mlbs)	(Mlbs)	(koz)	(koz)
Indicated	31,952	0.96	0.83	0.31	2.2	676	585	315	2,260
Inferred	22,569	0.85	0.77	0.21	1.2	425	381	155	856

Cerro Quema & Caballito Oxide Mineral Resource Estimate
Mineral Resource Type	000's	Gold	Silver	Gold	Silver
	tonnes	(g/t)	(g/t)	(koz)	(koz)
Oxide
Quema Indicated Mineral Resource	9,305	0.67	1.97	200	589
Pava Indicated Mineral Resource	21,488	0.65	2.03	451	1,402
Caballito	998	0.49	2.10	16	67
Indicated Mineral Resource	31,791	0.65	2.01	666	2,059

Mixed
Quema Indicated Mineral Resource **	257	0.42	3.16	3	26
Pava Indicated Mineral Resource **	2,222	0.53	2.51	38	179
Indicated Mineral Resource **	2,479	0.52	2.58	41	205

Total Indicated Mineral Resource	34,270	0.64	2.06	708	2,265

Oxide
Quema Inferred Mineral Resource	2,837	0.32	2.91	29	265
Pava Inferred Mineral Resource	776	0.25	1.24	6	31
Caballito	3,619	0.36	2.30	41	268
Inferred Mineral Resource	7,232	0.33	2.43	77	564

Mixed
Quema Inferred Mineral Resource **	1	0.23	0.50	0	0
Pava Inferred Mineral Resource **	249	0.39	0.66	3	5
Inferred Mineral Resource **	250	0.39	0.66	3	5

Total Inferred Mineral Resource	7,482	0.33	2.37	80	569

** Represents categories that were previously misstated and have been updated in the technical report as described above.

Mineral Resources Notes:

1.	The qualified person responsible for the Mineral Resource is Sue Bird, P. Eng of Moose Mountain Technical Services. Sue Bird is independent of Orla Mining Ltd.
2.	Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	The Mineral Resource is based on the following assumptions: for Pava and Quemita: Metal prices of US$1,600/oz gold price and US$18/oz silver price. 125% price case pit; 99.9% payable Au; 98.0% payable Ag; $1.40/oz Au and $1.20/oz Ag offsite costs (refining, transport and insurance); At Caballito: 100% price pit with metal prices of US$1,600/oz gold price, US$3.50/lb copper price and US$20/oz silver price and the following smelter terms: In the Oxides: 99% payable Au; 98.0% payable Ag; In the Sulphide 90% payable Au and Ag, and 96% payable Cu; Offsite costs of US$1.40/oz Au and US$1.20/oz Ag in the oxides and offsite costs (refining, transport and insurance) of US$16.30/WMT for Au, US$116.50/WMT for Cu and US$3.20/WMT for Ag in the sulphides; for all deposits a 4% net smelter returns ("NSR") royalty for Au and Ag and a 5% NSR royalty for Cu.
6.	Metallurgical recoveries are for Pava: 88% Au in oxides and mixed, for Quema: 86% Au in oxides and mixed for Pava, Ag recovery is 30% oxides and mixed in Pava, Ag recovery is 15% in oxides and mixed in Quema. The metallurgical recovery at Caballito have been estimated as 90% for Cu, 55% for Au, and 45% for Ag in the sulphides, and 88% for Au, 45% for Ag and 0% for Cu in the oxides.
7.	The Mineral Resource has been confined by a "reasonable prospects of eventual economic extraction" pit using the following cost assumptions: At Quemita: a mining cost of US$2.56 At La Pava a mining cost of $US2.40 at Caballito a mining cost of US$2.20/tonne for both materials to be processed and waste. Processing + G&A costs for each deposit and metallurgical zone are the base case cutoff NSR values.
8.	The base case cut-off is an NSR of: for Pava, US$6.34/tonne for oxide and US$9.18/tonne for mixed; for Quema, US$6.50 for oxides and US$8.35 for mixed; and for Cabllito, US$6.34/tonne for oxide and US$15.00/tonne for sulphide.
9.	Pit slope angles are 40º.
10.	The bulk density in La Pava and Quemita has been determined by Alteration Zone and Core recovery and ranges between 2.07 and 2.62. The bulk density at Caballito has been assigned values of 2.34 and 2.70 tonnes/m3 in the oxides and sulphides, respectively based on bulk density measurements.
11.	Numbers may not add due to rounding.

The detailed technical report is now available on SEDAR and EDGAR under the Company's profile at www.sedar.com and at www.sec.gov, respectively. The technical report is now also available on Orla's website at www.orlamining.com.

Qualified Persons

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are Qualified Persons as defined under NI 43-101 standards.

This press release shall not constitute investment advice or an offer to sell or the solicitation of an offer to buy securities in the United States.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The operation is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the perceived merits of the Company's properties and mineral resource estimates. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold, silver and copper; the accuracy of mineral resource estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of mineral resource estimates, including but not limited to changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/January2022/20/c2032.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Director, Investor Relations; www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 16:51e 20-JAN-22